UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F/A
AMENDMENT NO. 5 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
          The undersigned (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on April 30, 2010, as amended on October 6, 2010, January 4, 2011, April 4, 2011 and July 1, 2011 that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submitted the following information:

Name:	Gladstone Lending Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):	1521 Westbranch Drive, Suite 200 McLean, Virginia 22102

Telephone Number (including area code):	(703) 287-5800

Name and Address of Agent For Service of Process:	David Gladstone Gladstone Lending Corporation 1521 Westbranch Drive, Suite 200 McLean, Virginia 22102
          This Amendment No. 5 to the Form N-6F is necessary because of delays in the completion of the Company’s registration statement, which delays were unforeseen at the time the N-6F was filed.
          The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The Company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of McLean and the Commonwealth of Virginia on the 27th day of September, 2011.
[SEAL]

GLADSTONE LENDING CORPORATION
By:	/s/ David Gladstone
	Name:	David Gladstone
	Title:	Chief Executive Officer and Chairman of the Board

Attest:	/s/ Michael B. LiCalsi
	Name:	Michael B. LiCalsi
	Title:	Internal Counsel